EXHIBIT 2

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), pursuant to the provisions of article 12 of CVM Instruction No. 358/02, discloses that it has received correspondence from Morgan Stanley, with the following information:

“Dear Sir,

In compliance with the Comissão de Valores Mobiliários (“CVM”) Instruction 358 dated January 3, 2002, Article 12, please be notified that, as of December 18, 2015, Morgan Stanley (in the aggregate, through its subsidiaries, Morgan Stanley Uruguay Ltda., Morgan Stanley Capital Services LLC, Morgan Stanley Smith Barney LLC, and Caieiras Fundo de Investimento Multimercado) reached 7,141,561 preferred shares issued by Oi S.A. (the “Company”), equivalent to 4.5% of outstanding preferred shares of the Company. Such position already includes 480,000 loaned preferred shares as well as physically-settled derivatives referencing 2,100,000 preferred shares.

In addition, Morgan Stanley (in the aggregate, through its subsidiary, Morgan Stanley & Co. International plc) reached long economic exposure through cash-settled derivative instruments referencing 228,045 or 0.1% of the outstanding preferred shares of the Company.

Morgan Stanley does not intend to change the control or management of the Company.

Sincerely,

By: Ronald Fusillo

Title: Authorized Signatory”

Rio de Janeiro, December 28, 2015

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.